MobileSpike, Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
9132 · Chase	408.91
Total Checking/Savings	408.91
Other Current Assets	
12100 · Inventory Asset	2,000.00
Total Other Current Assets	2,000.00
Total Current Assets	2,408.91
Fixed Assets	
15000 · Automotive Equipment	8,057.65
15700 · Office Furniture & Equipment	4,076.50
15800 · Small Tools	2,000.00
17000 · Accumulated Depreciation	-7,369.00
Total Fixed Assets	6,765.15
Other Assets	
12130 · Short term note - Employee Adv	37,352.72
18150 · Patent Rights	29,792.72
18999 · Accumulated Amortization	-18,040.00
Total Other Assets	49,105.44
TOTAL ASSETS	**58,279.50**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	14,963.41
Total Accounts Payable	14,963.41
Credit Cards	
23520 · Credit Card at Chase 2352	32,028.95
VISA 1 · Visa Credit Card 8822	-12,605.66
Total Credit Cards	19,423.29
Other Current Liabilities	
23000 · Short Term Loan	2,776.47
Total Other Current Liabilities	2,776.47
Total Current Liabilities	37,163.17
Total Liabilities	37,163.17
Equity	
30100 · Capital Stock	88,710.59
30150 · Paid in Capital	184,798.15
31000 · APIC	2,277,460.00
32000 · Retained Earnings	-2,445,595.97
Net Income	-84,256.44
Total Equity	21,116.33
TOTAL LIABILITIES & EQUITY	**58,279.50**